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                                                           Filed by Pfizer Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                          and deemed filed pursuant Rule 14a-12
                                         of the Securities Exchange Act of 1934
                                                  Commission File No: 001-02516
                                              Subject Company:  Pharmacia Corp.

Article from Pfizer newsletter disseminated to Pfizer employees through its internal intranet:

CONVERSATION AT THE CAFE:  PETER CORR ON INTEGRATING R&D
AUGUST 6, 2002

                  WITH A NEW R&D ORGANIZATION IN PLACE AND THE UPCOMING INTEGRATION OF PHARMACIA'S BROAD-BASED RESEARCH ORGANIZATION, CHALLENGES ABOUND FOR PFIZER GLOBAL RESEARCH AND DEVELOPMENT. PETER CORR, SENIOR VICE PRESIDENT, SCIENCE AND TECHNOLOGY, SAT DOWN WITH THE CAFE TO DISCUSS WHAT HE EXPECTS OF THE NEW PGRD.

                  NEW LONDON, Conn. -- WHAT IS YOUR OVERALL IMPRESSION OF THE PHARMACIA ACQUISITION?

                  I think it's a wonderful opportunity for us. It gives us strength in both the pipeline and the marketplace. It gives us depth in oncology and makes us the number one company in opthamology -- two areas where we've had opportunities but haven't really had a presence. Pharmacia already has three cancer drugs on the market, and we have a full cancer pipeline, so this provides a great deal of direction and continuity in cancer.

                  In ophthalmology, Pharmacia has Xalatan, the leading glaucoma medication in every worldwide market where it competes. And they are looking into filing Xalatan as a first-line therapy for glaucoma in the US. They also have Xalcom, a combination therapy that's under review.

                  A third area where they have a strong presence is in endocrinology. Genotropin, Pharmacia's treatment for growth disorders, is a fantastic drug. Somavert, which is progressing toward European approval and is under review in the U.S., is an exciting treatment for acromegaly, a life-threatening disorder caused by overproduction of growth hormone.

                  We bring a lot to the table that's complementary, too. They don't have a big presence in cardiovascular, and we do. Obviously the COX-2s will be great. Having one company go forward with three complementary agents (Celebrex, Bextra and Dynastat, an injectable COX-2) in this area of arthritis, inflammation and pain is an advantage. Plus there are a variety of other possible indications related to COX-2s across many of our therapeutic areas that would complement our current drugs and/or drugs in development -- that's a very big plus.

         WHAT ELSE TO YOU SEE IN THE PHARMACIA PIPELINE THAT'S EXCITING?

                  I like eplerenone for the treatment of hypertension. That's been submitted in the U.S. and Japan, and this fall they'll have the results of a Phase III study on its use in heart failure. We would file for that indication in 2003 in the U.S. and file both indications in Europe in 2003.

                  Pharmacia also has new treatments for Parkinson's disease, rheumatoid arthritis and asthma/chronic obstructive pulmonary disease, all of which complement, rather than compete with, medicines we already have on the market.

                  SINCE YOU WERE WITH MONSANTO-SEARLE (LATER ACQUIRED BY PHARMACIA) BEFORE YOU JOINED WARNER-LAMBERT, YOU MUST HAVE SOME INSIDER'S PERSPECTIVE ON PHARMACIA'S R&D OPERATION. DO YOU SEE MAJOR DIFFERENCES IN OUR APPROACHES TO R&D?
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                  Not major differences. It think there are a great many
talented people at Pharmacia, and obviously, they've been a successful company, with a strong R&D operation. We liked them so much we acquired them. But if I think I had to pick one area where there are differences, I would say it's in their investment in discovery. They tend to pour a lot more resources into a given discovery program -- to move it along rapidly. So they'll make fewer bets and make larger bets. We would tend to spread the risk out more among research and development. I don't know if that's true across Pharmacia -- I do know it's true in some components of Pharmacia.

                  WHAT ABOUT CULTURAL FIT, DO YOU SEE MAJOR DIFFERENCES THERE?

                  I think there are some differences in that Pfizer tends to be more uniform around the world. We really have integrated, especially since the Warner-Lambert merger. I think when you look at Pharmacia, there are some areas that haven't really integrated to the same extent following their many mergers over the years. I think culturally that will be interesting.

                  I can't stress enough how important it will be to maintain continuity in terms of strategy and direction, compliance and legal issues, if we want Pfizer to remain number one. Compliance issues are very real. And as we know from what's going on at some of our competitors, noncompliance -- whether it's manufacturing, R&D or regulatory -- can really hurt you. Once the acquisition is complete, we'll be looked at as one company, so we'll have to operate as one company.

                  On the other hand, what we don't want to do is to get rid of the diversity of thought, because that's a strength in any creative, innovative environment. We'll have to maintain that while at the same time creating continuity.

                  WHAT WOULD YOU SAY TO A PHARMACIA SCIENTIST TO CONVINCE HIM OR HER THAT THIS ACQUISITION IS A GOOD THING?

                  I think scale matters -- especially today. They're coming to a company that has outstanding financial resources at a time when some other companies are clearly in trouble -- that should be quite an enticement.

                  They'll also benefit from our many different technologies -- not only in discovery but in clinical sciences -- from our unmatched regulatory expertise, and from being able to execute clinical trials on a global scale. That makes Pfizer an exciting place to be. I had choices, and I'm here.

                  One of the key benefits of being part of Pfizer is that we understand that this is essentially a people business. Respect for People is one of our core values. And getting -- and keeping -- the best people in the world is the key to our success. Pharmacia has a lot of great people -- and so do we.

                  There will always be anxieties in an acquisition. It's natural. It's important that once we are allowed to move ahead, we move quickly, smartly, honestly and that everyone who's involved practices the Pfizer values and understands our leader behaviors. That will help us enormously.

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                  YOU MENTIONED THERE ARE ADVANTAGES OF SCALE, BUT CAN'T IT ALSO
BE A STRUGGLE, AS WE'VE LEARNED FROM THE WARNER-LAMBERT INTEGRATION. WHAT CAN WE DO TO MAKE SURE WE KEEP SCALE IN HAND?

                  One of the biggest advantages scale gives us is financial flexibility. The fact is that even within our own company prior to the merger, we were planning to more than double our Phase III trials in 14 months, and we were going to have trouble finding the resources to accomplish that. The acquisition will give us the resources to move these projects forward and at the same time take on their pipeline and move it forward.

                  I think we've made a lot of headway on scale. The key to effectively managing something of this magnitude is managing decision making. You set a clear direction and then you let the sites and teams execute against that direction. All the decisions can't be made at the top. You put the right people in the driver's seat, and trust them to make the decisions, following the strategy. It always comes down to people.

                  We've already set clear directions for each of the therapeutic areas, and we'll look at that very closely at Pharmacia -- how do they map into our existing therapeutic area strategies, what are the strategies for new therapeutic areas, and how do they all connect across the company?

                  As we developed our current organizational structure, we designed it so that new sites could be essentially bolted into the system.

                  AT THE ANALYST'S MEETING WE RAISED OUR GOAL FROM 15 NEW DRUG APPLICATIONS IN 5 YEARS TO 20 IN 5. HOW CONFIDENT ARE YOU THAT WE CAN REACH THAT GOAL?

                  I'm confident, but we're going to have to execute in a way that we've never had to execute before. We're going to have to be more productive and more fiscally responsible. We're going to have to get rid of things that aren't essential to moving projects forward. As I've said before, the project is premier. That doesn't mean that support functions aren't important; it means that we have to be very focused about how we spend our money and time.

                  WHAT IMPACT DO YOU THINK THE ACQUISITION WILL HAVE ON THE EXPLORATORY SIDE?

                  None of this will be at the expense of early development or discovery. That's a mistake many companies have made, and we are determined to maintain a healthy early pipeline, to be sure there are always new drugs coming onto the market.

                  I'm quite sure the acquisition will give us the financial strength that we need to effectively develop the exploratory development pipeline. Because of legal limitations, we haven't had a chance to go into Pharmacia's exploratory development or discovery pipeline in any detail, but we're already taking steps to be sure we can move very quickly once the "bell rings" at the closing of the acquisition.

                  As we did with Warner-Lambert, we'll have a "clean team," a separate, independent, external team that will look at their exploratory development and discovery pipeline and processes, identify opportunities and see that everything is teed up for us by the

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closing. That way, if for some reason the deal fails -- and sometimes they do --
we haven't had competitive exposure. We still have to clear regulatory hurdles and get the appropriate approvals throughout the world. Until then, we're two separate companies, so anything that hasn't been discussed in any detail in the public domain -- which is usually early phase two clinical and earlier -- is not something we share with each other.

                                   * * * *

SAFE HARBOR STATEMENT

THIS RELEASE CONTAINS CERTAIN "FORWARD-LOOKING" STATEMENTS WITHIN THE
MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATION AND ARE NATURALLY SUBJECT TO UNCERTAINTY AND CHANGES IN CIRCUMSTANCES. ACTUAL RESULTS MAY VARY MATERIALLY FROM THE EXPECTATIONS CONTAINED HEREIN. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN INCLUDE STATEMENTS ABOUT FUTURE FINANCIAL OPERATING RESULTS AND BENEFITS OF THE PENDING MERGER BETWEEN PFIZER INC. AND PHARMACIA CORP. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED HEREIN INCLUDE: THE INABILITY TO OBTAIN SHAREHOLDER OR REGULATORY APPROVALS; ACTIONS OF THE U.S., FOREIGN AND LOCAL GOVERNMENTS; THE INABILITY TO SUCCESSFULLY INTEGRATE THE BUSINESSES OF PFIZER INC. AND PHARMACIA CORP.; COSTS RELATED TO THE MERGER; THE INABILITY TO ACHIEVE COST-CUTTING SYNERGIES RESULTING FROM THE MERGER; CHANGING CONSUMER OR MARKETPLACE TRENDS: AND THE GENERAL ECONOMIC ENVIRONMENT. NEITHER PFIZER INC. NOR PHARMACIA CORP. IS UNDER ANY OBLIGATION TO (AND EXPRESSLY DISCLAIMS ANY SUCH OBLIGATION TO) UPDATE OR ALTER ITS FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE
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WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER
RELEVANT DOCUMENTS THAT PFIZER INC. AND PHARMACIA CORP. HAVE FILED AND WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

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documents concerning the proposed merger transaction with the SEC. INVESTORS ARE
URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT
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website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pfizer free of charge by requesting them in writing from Pfizer Inc., 235 East 42nd Street, New York, New York 10017,
Attention: Investor Relations, telephone: (212) 573-2668. You may obtain documents filed with the SEC by Pharmacia free of charge by requesting them in
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07977, or by telephone at (908) 901-8000.

Pfizer and Pharmacia, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Pfizer and Pharmacia in connection with the merger. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer's 2002 annual meeting of shareholders. Information about the directors and executive officers of Pharmacia and their ownership of Pharmacia stock is set forth in the proxy statement for Pharmacia's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.



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